Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The following document will be available on Hughes' merger support website:

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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WITH SATELLITES, THE BIG SKY IS THE LIMIT

08/28/02
Helena Independent Record (MT)
Jay Stovall

Your Turn.
The business world marvels at the pending $47 billion cable mega merger between AT & T and Comcast Corporation. Cable customers are promised more channels and better internet service. The trouble is, most Montanans have no options when it comes to pay TV. The AT & T merger with Comcast won't bring anything to rural Montana. That's because cable companies don't bother with us. We aren't worth their investment.

The majority of people I represent on the Public Service Commission are rural Montanans. We're used to having fewer options but we'd like to have at least one opportunity. Echostar and DirecTV are seeking merger approval from the Federal Communications Commission and Department of Justice. These two corporations have committed to bring every willing person in America their local television stations, as well as high-speed, broadband Internet. Furthermore, these companies have testified before Congress, committing to one price nationwide for all customers. That's why I am strongly supportive of a merger between Echostar and DirecTV satellite corporations if the Federal Communications Commission makes its approval contingent upon these commitments being met.

Without these companies merging, rural customers will not receive local stations by satellite because there isn't a satellite company in existence able to provide all television markets with local programming. Glendive, Montana has the dubious distinction of being the smallest television market in the country. That means Montana is virtually at the bottom of the pay TV barrel. If anyone is willing and able to give rural Montana full television and internet coverage, we should look for ways to support and help the merger succeed. The Echostar DirecTV merger promises just that. A successful merger of these companies will bring opportunity to rural Montana and rural America that we've never had before.

Rural cable companies are not getting the job done. Recently, Ashland Entertainment, a rural cable provider in southeast Montana, turned out the lights and turned off service to hundreds of homes. Ashland, Montana television viewers can no longer watch the local news, weather and sports. There isn't another cable company interested in stepping in to serve these customers.

So there will no longer be local news for people in Ashland, no weather and no market reports. Many local residents are now in the process of subscribing to satellite service, but that still won't solve their problem of getting local news, because right now satellite providers don't provide local broadcast channels in Montana.

Even today, many Montanans have few options but television for learning about weather in their area. Unfortunately, our rural areas many times do not have effective radio service, and therefore miss out on severe weather warnings and other important local safety messages. More and more people are building homes in remote locations. We need to find ways to deliver affordable, reliable communications services everywhere. Local channels via satellite and enhanced Internet access would provide rural residents with the information they need to make keep themselves and their families safe.

Limited by distance, weather, and mountains, cable and phone providers have not been able to offer cutting-edge technologies to all Montanans. Usually reserved to those in urban and suburban areas, critical tools like high-speed internet access and specialized educational programming and entertainment offerings were but a far-off dream for most in rural areas. Even if they reached us, the subscription price would be over-the-top. If the merger is approved for the creation of a united satellite company, it would better serve our economic interests in Montana.

The new company's services would provide valuable news, weather and market information to everyone, particularly people in rural areas whose income is traditionally more dependent on weather. The new company has committed to providing local coverage for all nine media markets serving Montana. They have also gone on record with a "one nation, one rate" pricing system proposal, upon which the FCC could condition its approval of the merger.

Montana has no competitive alternative to cable today. While AT&T is moving forward to merge with Comcast Corporation, a $47 billion deal, experts in Washington say the Echostar DirecTV merger is in trouble and may not receive permission from the FCC and Department of Justice. Our representatives in Congress need to hear from Montanans, letting them know the demand is there. If a $47 billion cable deal is permitted to proceed, then certainly, a $26 billion satellite merger should be allowed to proceed. There simply must be a way to bring at least one means of local news and highspeed internet service to rural areas. Anyone standing in the way of this single opportunity is basically saying the majority of Montanans should remain in the dark.

JAY STOVALL is state Public Service Commissioner from District 2.